SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                   AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             PRIMESOURCE CORPORATION
               -------------------------------------------------
               (Exact name of registrant as specified in charter)

               [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 1996

                         Commission File Number 0-21750
                       ----------------------------------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                   MOMENTUM MONEY-MAKER 401(K) RETIREMENT PLAN
                  ---------------------------------------------
                                 (Name of Plan)

                             PRIMESOURCE CORPORATION
          ------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)

                        4350 Haddonfield Road, Suite 222
                                Pennsauken, N.J.
                     --------------------------------------
                     (Address of principal executive office)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
MOMENTUM MONEY-MAKER 401(K) RETIREMENT PLAN



Financial Statements

Report of Independent Accountants .........................................    1

Statements of Net Assets Available for Benefits
with Fund Information as of December 31, 1996 and 1995 ....................  2-3

Statements of Changes in Net Assets Available
for Benefits with Fund Information for the years ended
December 31, 1996 and 1995 ................................................  4-5

Notes to Financial Statements ............................................. 6-10


Supplemental Schedules

Schedule of Assets Held for Investment Purposes
as of December 31, 1996 (Line 27(a)) ......................................   11

Schedule of Reportable Transactions for
the year ended December 31, 1996 (Line 27(d)) .............................   12

REPORT OF INDEPENDENT ACCOUNTANTS



The Audit and Pension Committee of
PrimeSource Corporation


We have audited the accompanying statements of net assets available for benefits of the Momentum Money-Maker 401(k) Retirement Plan (the"Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Momentum Money-Maker 401(k)Retirement Plan as of December 31, 1996 and 1995 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, Line 27a-Schedule of Assets Held for Investment Purposes and Line 27d-Schedule of Reportable Transactions, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits, is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respcts in relation to the basic financial statements taken as a whole.

/s/ COOPERS & LYBRAND L.L.P.


Seattle, Washington
June 16, 1997


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
MOMENTUM MONEY-MAKER 401(K) RETIREMENT PLAN
As of December 31, 1996


                                                                          FUND INFORMATION
                                              -----------------------------------------------------------------------
                                              PrimeSource          Asset         Income
                                                   Common     Allocation   Accumulation       S&P 500           Loan           Total
                                               Stock Fund           Fund           Fund    Stock Fund           Fund            Plan
                                              --------------------------------------------------------------------------------------

ASSETS
Investments at fair value:
    Cash and cash equivalents ............    $    60,674                                                                $    60,674
    Common stocks ........................        822,735                                                                    822,735
    Collective investment funds ..........                   $ 3,937,749    $ 2,417,759    $ 2,927,195                     9,282,703
    Participant loans ....................                                                                $   177,015        177,015
                                              --------------------------------------------------------------------------------------

Total Investments ........................        883,409      3,937,749      2,417,759      2,927,195        177,015     10,343,127
                                              --------------------------------------------------------------------------------------

Contributions receivable:
    Employer .............................                         1,926          1,024          1,564                         4,514
    Participants .........................                         3,381          1,542          2,441                         7,364
                                              --------------------------------------------------------------------------------------

Total Contributions Receivable ...........                         5,307          2,566          4,005                        11,878
                                              --------------------------------------------------------------------------------------

TOTAL ASSETS AND NET ASSETS
     AVAILABLE FOR BENEFITS ..............    $   883,409    $ 3,943,056    $ 2,420,325    $ 2,931,200    $   177,015    $10,355,005
                                              ======================================================================================


See notes to financial statements.

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
MOMENTUM MONEY-MAKER 401(K) RETIREMENT PLAN
As of December 31, 1995


                                                                          FUND INFORMATION
                                              ----------------------------------------------------------------------
                                              PrimeSource          Asset         Income
                                                   Common     Allocation   Accumulation       S&P 500           Loan           Total
                                               Stock Fund           Fund           Fund    Stock Fund           Fund            Plan
                                              --------------------------------------------------------------------------------------

ASSETS
Investments at fair value:
    Cash and cash equivalents ............     $   51,694                                                                 $   51,694
    Common stocks ........................        690,336                                                                    690,336
    Collective investment funds ..........                    $3,983,295     $2,200,994     $2,375,509                     8,559,798
    Participant loans ....................                                                                 $  190,604        190,604
                                               -------------------------------------------------------------------------------------

Total Investments ........................        742,030      3,983,295      2,200,994      2,375,509        190,604      9,492,432
                                               -------------------------------------------------------------------------------------

Contributions receivable:
    Employer .............................                         3,130          1,101          2,629                         6,860
    Participants .........................                         4,416          2,074          2,302                         8,792
                                               -------------------------------------------------------------------------------------

Total Contributions Receivable ...........                         7,546          3,175          4,931                        15,652
                                               -------------------------------------------------------------------------------------

TOTAL ASSETS AND NET ASSETS
     AVAILABLE FOR BENEFITS ..............     $  742,030     $3,990,841     $2,204,169     $2,380,440     $  190,604     $9,508,084
                                               =====================================================================================


See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
MOMENTUM MONEY-MAKER 401(K) RETIREMENT PLAN
For the Year Ended December 31, 1996

                                                                          FUND INFORMATION
                                              ----------------------------------------------------------------------
                                              PrimeSource          Asset         Income
                                                   Common     Allocation   Accumulation       S&P 500           Loan           Total
                                               Stock Fund           Fund           Fund    Stock Fund           Fund            Plan
                                              --------------------------------------------------------------------------------------
ADDITIONS:
Investment income ........................    $   22,883                  $    127,601                  $     17,373   $    167,857

Net appreciation in
      fair value of investments ..........       202,243   $    439,000                  $    553,343                      1,194,586

Contributions to the Plan:
      Employer ...........................                       15,313          6,872   $     14,409                         36,594
      Participants .......................                      201,041        103,752        189,746                        494,539
      Participant rollovers ..............                       23,974         15,573         32,936                         72,483
                                               -------------------------------------------------------------------------------------

Total Additions ..........................       225,126        679,328        253,798        790,434         17,373      1,966,059
                                               -------------------------------------------------------------------------------------

DEDUCTIONS:
Distributions to participants ............       (51,342)      (425,241)      (376,387)      (257,461)        (8,707)    (1,119,138)

Net transfers among funds at
      the request of participants ........       (32,405)      (301,872)       338,745         17,787        (22,255)
                                               -------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS ........       141,379        (47,785)       216,156        550,760        (13,589)       846,921

Net assets available for
      benefits at beginning of year ......       742,030      3,990,841      2,204,169      2,380,440        190,604      9,508,084
                                               -------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR ...............     $ 883,409   $  3,943,056   $  2,420,325   $  2,931,200   $    177,015   $ 10,355,005
                                               =====================================================================================

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
MOMENTUM MONEY-MAKER 401(K) RETIREMENT PLAN
For the Year Ended December 31, 1995

                                                                          FUND INFORMATION
                                              -----------------------------------------------------------------------
                                                 PrimeSource          Asset        Income
                                                      Common     Allocation  Accumulation       S&P 500          Loan         Total
                                                  Stock Fund           Fund          Fund    Stock Fund          Fund          Plan
                                              --------------------------------------------------------------------------------------
ADDITIONS:
Investment income ..............................  $    55,247                 $   155,321                 $    17,453   $   228,021

Net appreciation (depreciation) in
      fair value of investments ................     (499,511)  $   939,873                 $   691,791                   1,132,153

Contributions to the Plan:
      Employer .................................                     23,131         9,971        13,756                      46,858
      Participants .............................                    295,090       131,849       166,265                     593,204
      Participant rollovers ....................                        730       124,614         1,460                     126,804
                                               ------------------------------------------------------------------------------------

Total Additions ................................     (444,264)    1,258,824       421,755       873,272        17,453     2,127,040
                                               -------------------------------------------------------------------------------------

DEDUCTIONS:
Distributions to participants ..................     (197,070)     (632,148)     (687,887)     (156,315)      (57,000)   (1,730,420)

Net transfers among funds at
      the request of participants ..............     (182,279)      195,110       239,203      (230,861)      (21,173)
                                               -------------------------------------------------------------------------------------

INCREASE (DECREASE) IN NET ASSETS ..............     (823,613)      821,786       (26,929)      486,096       (60,720)      396,620

Net assets available for
      benefits at beginning of year ............    1,565,643     3,169,055     2,231,098     1,894,344       251,324     9,111,464
                                                ------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR .....................  $   742,030   $ 3,990,841   $ 2,204,169   $ 2,380,440   $   190,604   $ 9,508,084
                                                ====================================================================================


See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

MOMENTUM MONEY-MAKER 401(K) RETIREMENT PLAN


NOTE A - DESCRIPTION OF THE PLAN

The Momentum Money-Maker 401(k) Retirement Plan (the "Plan") is a defined contribution investment plan. The Plan sponsor is PrimeSource Corporation (the "Company"). The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA).

The Plan is for all eligible salaried personnel of the Momentum and TK Gray divisions of the Company. An eligible employee is an employee who has completed one year of service and who works a minimum of 20 hours per week. The Plan is an employee contributory plan with a Company matching provision. Participants should refer to the Summary Plan Document for a more complete description of the Plan's provisions. Copies are available from the Plan Administrative Committee.

Contributions
Employees may contribute up to 12% of their pretax annual compensation to the Plan. Employees may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Company matching contributions, if any, are determined by the Board of Directors based on the historical performance of the Company. Company matching contributions were 10% of the first 6% of yearly compensation that the participants contributed to the Plan for the years 1996 and 1995. Employee contributions vest immediately, while the Company's matching contributions vest at the rate of 20% per year of service. Participants are fully vested in Company contributions at the completion of five years of service.

Individual   accounts  are  maintained  for  participants   that  reflect  their
respective contributions and related employer contributions and any earnings or losses on the Plan's investments.

Employee contributions are invested at the discretion of the participants in any or all of the following three funds:

          Asset Allocation Fund: Units in collective investment funds invested primarily in a mix of common stocks, long-term U.S. Treasury bonds, and money market securities.
          Income Accumulation Fund: Units in collective investment funds invested primarily in insurance companies (GICs) and banks (BICs), synthetic GICs, adjustable rate mortgage-backed securities (ARMS), publicly traded U.S. government notes and bonds, and money market securities.
          S&P 500 Stock Fund: Units in collective investment funds invested primarily in the same stocks in the same proportions as the Standard & Poors (S&P) 500 Index.

Effective September 1, 1994, the Plan was amended to disallow any future participant or Company contributions to the PrimeSource Common Stock Fund. This fund invests primarily in PrimeSource Corporation common stock whose stock price is quoted on NASDAQ.

Participants may change their investment options applicable to employee contributed funds and earnings on such funds at their discretion. The Company's matching contributions are allocated ratably to the funds based on the employees' investment options in force at the time the matching contribution is made.

Effective Janaury 1, 1996, all fund investments are managed by Barclays Bank PLC (the "Trustee") at the direction of the Plan administrator and the Administrative Committee of the Plan. Prior to January 1, 1996, all investments were managed by Wells Fargo Bank. Effective January 1, 1996, Barclays Bank PLC acquired the 401(k) division of Wells Fargo Bank and the assets and liabilities of the Plan were transferred to Barclays Bank PLC.

Participant Loans
The Plan includes a provision that enables participants who are employees to borrow from their account as limited by Section 72(P)(2) of the Internal Revenue Code and certain other conditions as described in the Plan document. Loans to participants from the Plan are collateralized by the borrowing participant's account in the Plan. Loans must be greater than $1,000 and may not exceed $50,000. Repayment terms generally do not exceed 5 years. In no event can the loan amount exceed 50% of the participant's vested account balance. Interest is accrued at the prime lending rate plus 1% on the date of loan disbursement.

Withdrawals and Distributions
Participants are entitled to their vested benefits upon termination from the Plan. If the account balance is in excess of $3,500, the participant may elect to receive periodic installment payments over a period of up to ten years. Nonvested Company matching contributions are forfeited upon termination and offset against future Company contributions. However, if participants reenter the Plan within a five-year period, the nonvested amount is added back to their respective accounts upon repayment of amounts previously distributed to the participants. At December 31, 1996, forfeited nonvested accounts totaled $34,941. In 1996, no amounts from forfeited nonvested accounts were used to reduce employer contributions.

Termination
The Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all assets of the Plan will be available to participants and the rights of all participants will become 100% vested at that time.


NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared in conformity with generally accepted accounting principles.

Valuation of Investments:  Investments are stated at fair value.

Cash and cash equivalents include interest bearing cash and money-market investments are valued at amortized cost, which approximates fair value.

Securities traded in the over-the-counter market are valued at the average reported sales or bid prices on the last business day of the Plan year.

Investments in collective trust funds are valued based on information provided by the Plan's investment trustee. The financial statements of the collective trust funds are audited annually by independent accountants. Values for such funds are determined based upon the values of their respective underlying investments as follows:

         Publicly-traded securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported sale or bid price as available.

         Investment contracts are valued at contract value. Investment contracts held by the collective trust fund are written to be fully benefit responsive.

         Cash  and  cash   equivalents   include   interest   bearing  cash  and
         money-market   investments   are  valued  at  amortized   cost,   which
         approximates fair value.

Loans to participants are valued at the unpaid principal amount of the loan, which approximates fair value.

Purchases and sales of securities are reflected on a trade date basis. The basis of all securities sold is determined by average cost.

Dividend and interest income from investments is recorded as earned on an accrual basis and allocated to participants based upon the participant's proportionate share of assets in each investment fund.

Net Appreciation (Depreciation): The Plan presents in the statement of changes in net assets, with fund information, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Administrative Expenses: Administrative expenses and trustee fees are paid by the Company.

Uses of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides for various investment options as described in Note A. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE C - INVESTMENTS

Investments held for trading purposes consist of the following at December 31:

                                                 1996                         1995
                                        ----------------------     -----------------------
                                           Units    Fair Value         Units    Fair Value
                                        --------  ------------     ---------   -----------
Investments at Fair Value:
Cash and cash equivalents ........        60,674   $    60,674        51,694   $    51,694
PrimeSource Common stock .........       105,733       822,735       117,504       690,336
Collective Investment Funds:
   Wells Fargo Institutional Trust
     Asset Allocation Fund .......                                   207,032     3,983,295
     Income Accumulation Fund ....                                   117,204     2,200,994
     S&P 500 Stock Fund ..........                                   105,251     2,375,509
   Barclays Global Investors
     Asset Allocation Fund .......       183,066     3,937,749
     Income Accumulation Fund ....       183,992     2,417,759
     S&P 500 Stock Fund ..........       105,789     2,927,195
Participant loans ................                     177,015                     190,604
                                                  ------------                 -----------

                                                   $10,343,127                 $ 9,492,432
                                                   ===========                 ===========


The following summarizes the net appreciation (depreciation) in fair value for each class of investment for the year ended December 31:

Description                                                1996           1995
----------------                                   ------------  -------------
Common stock ..............                         $   202,243  $   (499,511)
Collective investment funds                             992,343      1,631,664
                                                   ------------  --------------

                                                    $ 1,194,586   $  1,132,153
                                                    ===========   =============

Concentration of Credit Risk
Financial instruments which subject the Plan to a concentration of credit risk at December 31, 1996, consist of investments of Plan assets in three separate funds with Barclays Bank PLC.


NOTE D - INCOME TAX STATUS

The Company has received a ruling from the Internal Revenue Service stating that the Plan and trusts are qualified under Section 401(a) of the Internal Revenue Code (IRC) and are exempt from taxation. The Plan is required to operate in conformity with the applicable IRC provisions to maintain its qualification. The Pension Administration Committee is not aware of any course of action or series of events that might adversely affect the Plan's qualified status.

NOTE E - SUBSEQUENT EVENT

In 1997, the Plan was merged into the PrimeSource 401(K) Retirement Plan ("PrimeSource Plan"). Similar to the Plan, the PrimeSource Plan is an employee contributory defined contribution investment plan with a Company matching provision. The plan sponsor for both plans and the plan sponsor after the merger is PrimeSource Corporation.


LINE 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
MOMENTUM MONEY-MAKER 401(K) RETIREMENT PLAN
As of December 31, 1996


                                                            Current
Identity of Issue                Shares          Cost         Value
-------------------------------------------------------------------

Barclays Global Investors
Money Market Fund .......        60,674   $    60,674   $    60,674

PrimeSource Corporation
Common Stock ............       105,733       954,338       822,735

Barclays Global Investors
Asset Allocation Fund ...       183,066     2,717,055     3,937,749

Barclays Global Investors
Income Accumulation Fund        183,992     2,417,759     2,417,759

Barclays Global Investors
S&P 500 Stock Fund ......       105,789     1,831,907     2,927,195

Participant loans at
rates from 7% to 10% ....                           0       177,015
-------------------------------------------------------------------

Total ...................                               $10,343,127
===================================================================


LINE 27(d) - SCHEDULE OF REPORTABLE  TRANSACTIONS  MOMENTUM  MONEY-MAKER  401(K)
RETIREMENT PLAN For the Year Ended December 31, 1996


                                           Total         Total Dollar             Total         Total Dollar
                                         Number of         Value of             Number of         Value of
                                         Purchases        Purchases               Sales            Sales        Net Gain /(Loss)
                                     -----------------------------------    ------------------------------------------------------


Category (iii) -- Series of Transactions in Excess of 5% of Plan Assets


Barclays Global Investors
      Asset Allocation Fund ..               79             $313,626                43             $798,172           $219,542


Barclays Global Investors
      Income Accumulation Fund               69              542,118                48              452,954                  0


Barclays Global Investors
      S&P 500 Stock Fund .....               84              347,067                29              348,724            118,482





There were no Category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1996.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                   MOMENTUM MONEY-MAKER 401(K) RETIREMENT PLAN
                   ------------------------------------------

Date June 27,  1997                            BY /s/ ROBERT J.  MILLER
                                               ROBERT J.  MILLER
                                               PLAN  COMMITTEE MEMBER